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18007924

S 1ISSION

SEC Processing Section MAY 25 2018 Washington DC 408

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-69218

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2017 (MM/DD/YY) AND ENDING 03/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JM Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center, 2500 Plaza 5, 25th floor, Office No. 2558
(No. and Street)

Jersey City	NJ	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Emily Abbruzzese — 516-858-4766
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown PC
(Name - *if individual, state last, first, middle name*)

1411 Broadway, 23rd floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Nikhil Mehra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JM Financial Securities, Inc., as of March 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

AMY THOMPSON
Notary Public - State of New Jersey
My Commission Expires Nov 22, 2021

(Notary Public)

(Signature)

Co- Chief Executive Officer
(Title)

This report ** contains (check all applicable boxes): Page(s)

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition. 2
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ Notes to the Statement of Financial Condition 3-7
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Report of Independent Registered Public Accounting Firm on the Exemption Report
- ☐ (p) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

JM Financial Securities, Inc.

Statement of Financial Condition
March 31, 2018, and Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholder of
JM Financial Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of JM Financial Securities, Inc. (the "Company"), as of March 31, 2018, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2018.

May 8, 2018

New York, New York

JM Financial Securities, Inc.
Statement of Financial Condition
March 31, 2018

Assets	
Cash	$ 344,408
Certificates of deposit	1,052,333
Accounts receivable	2,085
Prepaid expenses and other assets	25,510
Related party receivables	284,778
Total assets	$ 1,709,114
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses and other liabilities	$ 408,706
Related party payables	72,386
Total liabilities	481,092
Commitments and Contingencies	
Stockholder's Equity	
Common stock, $0.01 par value, authorized, issued and outstanding, 16,500 shares	165
Additional paid-in capital	1,649,835
Accumulated deficit	(421,978)
Total stockholder's equity	1,228,022
Total liabilities and stockholder's equity	$ 1,709,114

See accompanying notes to the statement of financial condition

1. Organization

JM Financial Securities, Inc. (the "Company"), incorporated in the State of Delaware on June 19, 2012, is a wholly owned subsidiary of JM Financial Overseas Holdings, Pvt. Ltd. (the "Parent") and is an indirect wholly owned subsidiary of JM Financial Limited (the "Ultimate Parent"). Beginning June 15, 2015, the Company is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company began business operations on February 1, 2016 and its operations consist of marketing and distribution of research reports of companies primarily headquartered in India and Southeast Asia. The customers introduced by the Company transact their business on delivery versus payment basis with settlement of transactions facilitated by an affiliate in India, JM Financial Institutional Securities Limited ("JMFISL") for securities traded in Indian stock markets.

2. Significant accounting policies

Basis of Presentation and Use of Estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash consists of deposits with banks and all highly liquid instruments with original maturities of three months or less to be cash equivalents. The Company's cash balance is held with a large global financial institution. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits.

Fair value of financial instruments
Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The fair value of Certificates of Deposit includes deposited amount plus accrued interest.

Fair Value Measurement – Definition and Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily

and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3. In addition, a downturn in market conditions could lead to declines in the valuation of many instruments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fixed Assets and depreciation
Fixed assets are carried at cost less accumulated depreciation. There are no fixed assets capitalized during the year.

Income Taxes
The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's statement of financial condition only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the statement of financial condition as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

The Company files income tax returns in the U.S. federal and New Jersey. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The

Company's management does not expect the total amount of unrecognized tax benefits will materially change over the next twelve months.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition. Under the new guidance, an entity should recognize revenue to depict the fees and commissions for services rendered to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for these services rendered. They also provide guidance on when revenue and expenses should be presented on a gross or net basis and establishes a cohesive set of disclosure requirements requiring information on the nature, amount, timing and uncertainty of revenue and cash flow from contracts with customers. The ASU 2014-09 is effective for annual periods beginning after December 15, 2017 and the interim periods within annual periods beginning after December 15, 2018. The company believes the impact of the ASU is minimal.

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company is evaluating the effect that ASU 2016-02 will have on its financial statements and related disclosures.

3. Financial Assets and Liabilities Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the Statement of Financial Condition.

The carrying value of cash, accounts and related party receivables, and accrued expenses and related party payables arising in the ordinary course of business approximate fair value because of the relatively short period of time between their origination and expected maturity, and are payable on demand.

Financial instruments not measured at Fair Value at March 31, 2018:

			Fair Value Measurement		
	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets:					
Cash	$ 344,408	$ 344,408	$ 344,408	$ -	$ -
Certificates of deposit (maturing 2019)	$ 1,052,333	$ 1,052,333	$ -	$ 1,052,333	$ -

4. Related Party Transactions

The Company earned services income in accordance with its service agreement entered into with JMFISL on September 27, 2016, which is being amended from time to time. The agreement calls for JMFISL to pay the Company a fee equivalent to all normal recurring expenses plus a mark up of 12%. The activities of the Company include significant transactions with affiliates and may not necessarily be indicative of the conditions that would have existed if the Company had operated

as an unaffiliated business. For the year ended March 31, 2018, the Company has a related party receivable of $284,778 at March 31, 2018. The Company has a related party payable balance of $72,386 at March 31, 2018. This balance is research fees payable to JMFISL.

5. Lease Commitments and contingencies

Lease commitments

The Company is obligated under a 1 year non-cancelable operating lease for its office facility in New Jersey, expiring in 2020. The lease agreement is subject to escalations for increase in taxes and other operating costs. The future minimum lease payments under the agreement are as follows:

Years ending December 31,	
2018	$ 23,268
2019	23,268
2020	3,878
2021	-
2022	-
	$ 50,414

Contingencies

The Company is subject to various regulatory examinations that arise in the ordinary course of business. In the opinion of management, results from these examinations will not materially affect the Company's financial position. There is currently no pending litigation against the Company.

6. Deferred Tax Assets

Deferred tax assets as of March 31, 2018 consist of the following:

Non-Current Deferred Tax Assets	
Accruals	12,724
Intangible Assets	73,227
Net Operating Loss Carryforwards	16,779
Other	420
Gross Non-Current Deferred Tax Assets	103,150
Gross Non-Current Deferred Tax Liabilities	
Valuation Allowance	($103,150)
Net Deferred Tax Assets	-

On December 22, 2017, the President signed the 2017 Tax Act, which included significant changes to U.S. tax laws. Changes in tax law are accounted for in the period of enactment. As a result of passage of the Tax Cut and Jobs Act (the "Act") on December 22, 2017, the Company's U.S. deferred tax assets, liabilities, and associated valuation allowance as of March 31, 2018 have been re-measured at the new U.S. federal tax rate.

The Company has recorded a full valuation allowance against its net deferred tax assets due to the uncertainty as to whether such assets will be realized. The valuation allowance decreased primarily due to the change in tax law and reduction to the federal tax rate on a go forward basis.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At March 31, 2018, the Company had net capital of $908,214, which was $658,214 in excess of the minimum amount required

Rule 15c3-3 under the Securities and Exchange Act of 1934 ("SEC Rule 15c3-3") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. The Company does not clear or otherwise hold funds or securities for, or owe money to customers and therefore is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i).

8. Subsequent Events

The Company evaluates subsequent events through the date of issuance of the report, and has determined that no additional items require disclosure.